NORTHERN DYNASTY MINERALS LTD.
SIX MONTHS ENDED JUNE 30, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

NORTHERN DYNASTY MINERALS LTD.
SIX MONTHS ENDED JUNE 30, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1            Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited financial statements of Northern Dynasty Minerals Ltd. ("Northern Dynasty", or the "Company") for the six months ended June 30, 2004.

This MD&A is prepared as of August 14, 2004. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

1.2            Overview

Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") is a mineral exploration company focused on the Pebble Gold-Copper-Molybdenum Project. The Pebble property is located in Alaska near the village of Iliamna and 380 kilometres southwest of Anchorage.

Northern Dynasty is acquiring the Pebble Project via two options from Teck Cominco American Incorporated ("Teck Cominco"), and by way of an October 2001 assignment agreement with Hunter Dickinson Group Inc. ("HDGI"), a private company with certain directors in common with the Company. Northern Dynasty was assigned an 80% interest in the two Teck Cominco options, with the right to acquire a 100% interest. The first option enables Northern Dynasty to purchase the 36 claims covering the Pebble deposit (the "Resource Lands") by paying Teck Cominco US$10 million in cash or shares with the same cash equivalency prior to November 30, 2004, and purchasing the 20% HDGI interest in shares at its independently appraised value. Upon exercise of the first option, Northern Dynasty has the right under a second option to earn a 50% interest in the surrounding "Exploration Lands" by completing 60,000 feet of drilling (47,374 feet have been completed to June 30, 2004) on the Exploration Lands before November 30, 2004. When the first option is exercised and the required drilling completed, Teck Cominco can elect to either:

(a)	match the Company's future expenditures by forming a 50/50 joint venture, or

(b)	sell its 50% interest in the Exploration Lands to Northern Dynasty for US$4 million and a 5% net profits interest.

The Pebble property hosts an extensive, northeast-trending mineralized system defined by an 89 square kilometre Induced Polarization ("IP") chargeability anomaly that is associated with a multi-phase intrusive complex. The large Pebble porphyry gold-copper-molybdenum deposit, which was discovered and partially outlined through drilling from 1987-1997 by Teck Cominco , is situated in the northeastern part of the sulphide system. A porphyry copper-gold-molybdenum deposit, a porphyry copper zone, a gold-copper skarn occurrence and several high-grade gold veins, discovered in drilling by Northern Dynasty in 2002, occur within the sulphide system to the southwest of the Pebble deposit.

Cautionary Note to U.S. Investors concerning Estimates of Inferred Resources

The following paragraph uses the term ‘inferred resources'. The Company advises U.S. investors that while this term is recognized  and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S.  Securities and Exchange Commission does not recognize it. ‘Inferred resources' have a great amount of uncertainty as to their  existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred  Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may  not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume  that part or all of an inferred resource exists, or is economically or legally mineable.

NORTHERN DYNASTY MINERALS LTD.
SIX MONTHS ENDED JUNE 30, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

In 2003, Northern Dynasty drilled 58 holes in the Pebble deposit that indicated both an expansion to the Pebble deposit and the higher grade zones within it. This was confirmed by an independent resources estimate by John Nilsson, P.Eng., of Norwest Corporation. The estimated inferred mineral resource is 2.74 billion tonnes grading 0.55% copper-equivalent (0.30 g/t Au, 0.27% Cu and 0.015% Mo above a cut-off grade of 0.30% copper-equivalent1), containing 26.5 million ounces of gold and 16.5 billion pounds of copper. The higher-grade portions within the deposit are estimated to total 435 million tonnes grading 0.49 g/t Au, 0.42% Cu and 0.021% Mo, or 0.84% copper-equivalent above a cut-off grade of 0.70% copper-equivalent1.

Based on these positive results, Northern Dynasty planned extensive work programs, beginning in 2004, to advance the Pebble project through feasibility stage. The C$34 million 2004 program has three main components:

  diamond drilling to convert approximately 60% of the currently outlined inferred mineral resource to measured and indicated categories;

  project engineering for completion of a bankable feasibility study in 2005; and

  environmental/socioeconomic studies meeting the requirements for a federal Environmental Impact Statement as well as state and federal permitting.

To June 30, 2004, approximately one third of the planned 130,000-foot drilling program had been completed. Six drills are testing various potential sites for tailings impoundment and surface facilities, and rock characteristics for pit planning, as well as systematically probing the deposit for mineral resource studies. Phase 1 of the investigations for a tailing facility were initiated at site in March and continued into April 2004. Overburden sampling began in March and geotechnical drilling in April.

Resource drilling began in May. To June 30, 34,737 feet (10,392 m) of the proposed 87,000 feet (26,500 m) of resource drilling had been completed. Of this, 29,737 feet (9,064 m) were drilled on the Resource Lands and 4,358 feet (1,328 m) were drilled on the Exploration Lands.

Soil testing and geotechnical (oriented core holes to test pit walls) drilling was ongoing in late July. Drilling for metallurgical samples and rock characterization hasjust been initiated.

A wide variety of activities associated with the comprehensive environmental program and infrastructure assessments are also underway. Northern Dynasty concluded a Memorandum of Understanding ("MOU") with the State of Alaska, detailing the co-operative relationship between the State and the Company that will govern and expedite the completion of the permitting process for the Pebble project.

__________________________

1 Copper and gold equivalent calculations use metal prices of US$0.80/lb for copper, US$350/oz for gold, and US$4.50/lb for molybdenum. The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for metallurgical recoveries. Adjustment factors to account for differences in relative metallurgical recoveries for gold, copper and molybdenum will depend upon the completion of definitive metallurgical testing.
CuEQ = Cu % + (Au g/t x 11.25/17.64) + (Mo % x 99.23/17.64)
The purpose of these factors is to convert to like units, and to adjust for the different relative values of each metal:
•	Au expressed as Cu % = [(Au g/t x $350/oz / 31.1034768g/oz) / ($0.80/lb x 2204.6 lb/t)] x 100
•	Mo expressed as Cu % = Mo % x ($4.50/lb x 2204.6 lb/t) / ($0.80/lb x 2204.6 lb/t)

NORTHERN DYNASTY MINERALS LTD.
SIX MONTHS ENDED JUNE 30, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Department of Transportation and Public Facilities ("DOT") of the State of Alaska is currently conducting a thorough investigation of potential port sites at Iniskin Bay and Iliamna Bay on Cook Inlet to ascertain the best location for shipping copper-gold-silver and molybdenum concentrates to offshore smelters. These port sites are located approximately 105 km (65 miles) from the deposit. Various road corridor options leading from the potential port sites to the Pebble deposit, with connections to local villages, are also under active evaluation. After the port site and road route have been selected, the State will commission more detailed studies to facilitate design, engineering, permitting and construction. At site, environmental investigations including fish population and habitat studies are underway.

An important part of the joint efforts by State agencies and Northern Dynasty is an increasing dialogue with local residents and other parties which may have an interest in the Project. Several meetings have been held in local villages and these will continue on a regular basis pursuant to the Company's commitment to community consultation.

In order to facilitate open and timely consultation with all communities of interest and its policy of preferential employment for local and Alaskan workers, Northern Dynasty has opened a new office in Anchorage. Eighty percent of the project's current workforce is Alaskan.

Other Properties

Northern Dynasty holds a 37.5% participating joint venture interest, subject to a 2.5% net profits interest ("NPI") held by the original owners, in certain mineral properties in northwestern Ontario under the Pickle Lake Joint Venture. The Company is searching for additional joint venture partners to fund further exploration on these properties, and maintains the claims in good standing.

The Company holds an 8.1% net profits interest in the Little Bald Mountain property in Nevada, USA.

Market Trends

Gold prices improved significantly in 2003, averaging about US$364/oz for the year. The upward trend has continued in 2004, although the price has been more volatile in the past quarter. The average gold price in the first six months of 2004 is approximately US$399/oz. The copper price has also increased, averaging US$0.81/lb in 2003 and approximately US$1.25/lb over the first six months of 2004. The price of molybdenum oxide has increased substantially in 2004, and is currently trading at US$17.50/lb.

NORTHERN DYNASTY MINERALS LTD.
SIX MONTHS ENDED JUNE 30, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3            Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars.

	As at	As at	As at
	December 31	December 31	December 31
	2003	2002	2001
Current assets	$3,670,609	$682,336	$2,584,833
Other assets	12,037	2,813	3,534
Total assets	3,682,646	685,149	2,588,367

Current liabilities	429,722	186,288	768,544
Shareholders' equity	3,252,924	498,861	1,819,823
Total shareholders' equity & liabilities	3,682,646	685,149	2,588,367

Working capital	3,240,887	496,048	1,816,289

Expenses
Conference and travel	80,019	55,856	20,233
Depreciation	3,832	721	286
Exploration	5,501,729	4,329,936	1,168,394
Legal, accounting and audit	29,977	45,518	43,823
Office and administration	521,557	480,987	211,913
Property investigations	–	–	99,159
Shareholder communication	578,476	164,031	6,944
Trust and filing	39,125	24,768	12,763
Foreign exchange loss (gain)	(62,206)	37,655	(7,876)
Gain on disposal of equipment	(3,403)	–	–
Interest income	(64,709)	(26,979)	(100,755)
Exploration - stock-based compensation	426,178	–	–
Stock-based compensation	1,248,886	–	–
Loss for the period	$8,299,461	$5,112,493	$1,454,884

Basic and diluted loss per share	$(0.35)	$(0.41)	$(0.20)

Weighted average number of common shares outstanding	23,386,208	12,562,113	7,448,167

NORTHERN DYNASTY MINERALS LTD.
SIX MONTHS ENDED JUNE 30, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4            Results of Operations

Expenses in the second quarter of fiscal 2004, excluding stock-based compensation, foreign exchange, interest and write downs of marketable securities, increased to $7,601,301, as compared to $1,686,044 incurred in the first quarter of fiscal 2004 and $1,750,386 in the second quarter of 2003. The largest expense was $7,163,036 for exploration (excluding stock-based compensation), an increase from $1,307,611 for the first quarter of 2004. The increase was primarily as a result of drilling and environmental activities at the Pebble Project.

Exploration costs also increased in the second quarter of fiscal 2004 compared to the same quarter of 2003. The main exploration expenditure during the quarter was for environmental and land fees (2004 - $1,906,210; 2003 - $64,833) for planning and a variety of environmental test work that is underway at site. Other significant exploration costs are drilling (2004 - $1,703,040; 2003 - $652,184), helicopter transportation for geological and environmental crews as well as drills and drill crews (2004 - $1,360,807; 2003 - $221,243), engineering (2004 - $955,294; 2003 - $3,803) for tailings site studies and site and infrastructure planning, and site activities (2004 - $942,311; 2003 - $169,902), including site support and cost of the new field office in Anchorage.

Office and administration costs decreased from $224,581 spent in the second quarter of the 2003 fiscal year to $221,567 in the second quarter of the 2004 fiscal year. Shareholder communication expenses decreased from $99,175 spent in the second quarter of 2003 to $75,692 in fiscal 2004.

Stock-based compensation of $44,343 was charged to operations during the second quarter of 2004, compared to $2,436,617 in the first quarter of 2004 and $nil in the second quarter of 2003. The decrease in stock-based compensation expense in the second quarter of 2004 is related primarily to the decrease in the share price of the Company during the quarter. The share price is a significant component of the value of stock-based compensation for unvested option grants to non-employees.

NORTHERN DYNASTY MINERALS LTD.
SIX MONTHS ENDED JUNE 30, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5            Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts.

	June 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30
	2004	2004	2003	2003	2003	2003	2002	2002
Current assets	$24,741	$24,781	$ 3,671	$ 5,386	$ 971	$ 469	$ 682	$ 66
Other assets	147	33	12	4	5	3	3	3
Total assets	24,888	24,814	3,683	5,391	976	472	685	69

Current liabilities	2,303	631	430	843	386	31	186	143
Shareholders' equity	22,585	24,183	3,253	4,548	590	441	499	(75)
Total shareholders' equity
and liabilities	24,888	24,814	3,683	5,391	976	472	685	69

Working capital	22,438	24,150	3,241	4,543	585	538	496	(78)

Expenses
Conference and travel	102	32	35	14	24	6	22	13
Depreciation	6	2	3	1	1	–	–	–
Exploration	7,163	1,308	2,001	2,000	1,363	138	737	1,426
Legal, accounting and audit	7	3	8	7	15	1	24	–
Office and administration	222	136	53	188	225	56	104	104
Shareholder communication	76	193	57	395	99	28	98	18
Trust and filing	26	13	3	5	24	8	4	4
Subtotal	7,601	1,686	2,159	2,609	1,750	237	989	1,564
Foreign exchange loss (gain)	94	10	(11)	(16)	(32)	(4)	3	12
Gain on disposal of equipment	–	–	–	(3)	–	–	–	–
Interest income	(110)	(68)	(26)	(34)	(2)	(2)	–	(2)
Write down of marketable
securities	(351)	–	–	–	–	–	–	–
Subtotal	7,936	1,628	2,122	2,556	1,716	231	992	1,574
Exploration - stock-based
compensation	(24)	972	426	–	–	–	–	–
Stock-based compensation	68	1,465	1,249	–	–	–	–	–
Loss for the period	7,980	4,065	3,797	2,556	1,716	231	992	1,574

Basic and diluted loss per
share	$(0.22)	$(0.13)	$(0.14)	$(0.11)	$(0.10)	$(0.01)	$.06)	$(0.12)

Weighted average number of
common shares outstanding
(thousands)	34,636	32,359	23,386	20,695	17,635	16,978	12,562	12,010

NORTHERN DYNASTY MINERALS LTD.
SIX MONTHS ENDED JUNE 30, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6             Liquidity

Historically the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants or options. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

At June 30, 2004, the Company had working capital of approximately $22.4 million. As Northern Dynasty has planned to spend $34 million on its exploration and development programs at the Pebble project ($7.2 million of which was spent during the quarter), the Company will need to raise additional funds for those expenditures.

On June 16, 2004, the Company announced that it had reached agreements in principle for a $10 million private placement financing, consisting of 2,816,902 units of its capital at $3.55/unit. Each unit consists of one common share and a share purchase warrant exercisable to purchase an additional common share at a price of $4.15 for one year from the date of closing on August 5, 2004.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7            Capital Resources

On March 16, 2004, the Company completed a private placement by issuing 2,750,000 units at $8.00 each, for net proceeds of approximately $21.9 million. Each unit was comprised of a common share and one half warrant. Each whole warrant entitles the holder to purchase one common share at a price of $9.00 until March 16, 2005. The TSX Venture Exchange subsequently consented to the reduction of the exercise price of 821,875 of these warrants to $4.65.

At June 30, 2004, Northern Dynasty had working capital of $22.4 million, as compared to $3.2 million at the end of the 2003 fiscal year. Working capital increased as a result of the March 2004 $21.9 million private placement and $6,988,981 received in cash from the exercise of options and warrants during the period. Northern Dynasty had 42,170,452 common shares issued and outstanding at June 30, 2004.

The Company had no commitments for material capital expenditures as of June 30, 2004.

In November 2001, the Company entered into an agreement with Teck Cominco American Incorporated ("Teck Cominco") to acquire the rights to two options respecting its Pebble property in southwestern Alaska. (See section 1.2 of this MD&A) Accordingly, the Company will use its capital resources primarily to continue to conduct a drilling program on the Pebble property and possibly to purchase the

NORTHERN DYNASTY MINERALS LTD.
SIX MONTHS ENDED JUNE 30, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

Resources Lands from Teck Cominco. This is more fully described in note 6 of the accompanying financial statements.

The Company has no lines of credit or other sources of financing which have been arranged but are as yet unused.

1.8            Off-Balance Sheet Arrangements

None.

1.9            Transactions with Related Parties

Hunter Dickinson Inc. ("HDI") carries out investor relations, geological, corporate development, administrative and other management activities for, and incurs third party costs on behalf of the Company. Northern Dynasty reimburses HDI on a full cost-recovery basis.

Costs for services rendered by HDI to the Company were $607,101 in the second quarter of fiscal 2004, as compared to $313,270 in the previous quarter and $673,357 in the second quarter of 2003. The variances are due to the increased level of activity of the Company.

During the six months ended June 30, 2004, the Company paid $52,000 to a private company controlled by Brian Mountford, a director, for engineering and project management services billed at market rates.

1.10           Fourth Quarter

Not applicable.

1.11            Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course or as described in item 1.7 above, before the board of directors for consideration.

1.12           Critical Accounting Estimates

Not applicable. The Company is a venture issuer.

1.13           Changes in Accounting Policies including Initial Adoption

None.

NORTHERN DYNASTY MINERALS LTD.
SIX MONTHS ENDED JUNE 30, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.14            Financial Instruments and Other Instruments

None.

1.15           Other MD&A Requirements

1.15.1        Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.2       Additional Disclosure for Venture Issuers Without Significant Revenue

(a) capitalized or expensed exploration and development costs;

               The required disclosure is presented in note 7 of the accompanying financial statements.

(b) expensed research and development costs;

               Not applicable.

(c) deferred development costs;

               Not applicable.

(d) general and administration expenses; and

               The required disclosure is presented in the Consolidated Statements of Operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

               None.

NORTHERN DYNASTY MINERALS LTD.
SIX MONTHS ENDED JUNE 30, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.3        Disclosure of Outstanding Share Data

The following details the share capital structure as of August 14, 2004, the date of this MD&A, subject to minor accounting adjustments.

		Exercise
	Expiry date	price	Number	Number
Common shares				42,178,785

Share purchase options	December 20, 2004	$0.50	10,000
	May 9, 2005	$0.75	75,000
	July 29, 2005	$0.94	50,000
	July 29, 2005	$1.18	3,000
	July 29, 2005	$2.35	315,000
	September 19, 2005	$2.30	7,500
	November 30, 2005	$5.00	1,489,334
	November 30, 2005	$5.05	38,000
	November 30, 2006	$5.00	1,052,000	3,039,834

Warrants	January 14, 2005	$0.60	30,000
	March 16, 2005	$4.65	821,875
	March 16, 2005	$9.00	553,125	1,405,000

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

The Company's auditors have not reviewed this MD&A or the accompanying unaudited quarterly financial statements to which this MD&A relates.